Filed by Vivid Seats Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Horizon Acquisition Corporation

Commission File No.: 001-39465

Wall Street Journal

Eldridge-Backed SPAC Scoops Up Ticket Reseller Vivid Seats

April 22, 2021

By Ted Bunker

LINK

A blank-check company backed by private investment firm Eldridge Industries LLC is betting that the shows will go on, once disruptions from the coronavirus pandemic fade away.

The Eldridge-sponsored special-purpose acquisition company, Horizon Acquisition Corp. , plans to combine with private equity-backed Vivid Seats Inc. in a transaction that would give the Chicago-based reseller of theater, concert and sports tickets an enterprise value of about $2 billion.

The deal reflects a view of Vivid as ready for a return to live events in post-pandemic times, according to Todd Boehly, the co-founder, chairman and chief executive of the investment company as well as head of Horizon. The blank-check company raised about $544 million through an initial public offering last August to finance the purchase of a private business and bring it public.

Eldridge is betting about $345 million on the deal through its investment in the SPAC and a $190 million commitment to a private placement of public equity, or PIPE, that will help pay for the deal, according to a news release. Other investors in the PIPE transaction are contributing $35 million, the release stated.

Current Vivid backers private-equity firms Vista Equity Partners and GTCR are also in on the wager as they plan to roll their equity stakes into the combined public company.

In part, the investors are counting on a return to unrestricted live events, which some in the industry foresee returning later this year.

For instance, top executives of concert promoter Live Nation Entertainment Inc. said in late February that they expected full-capacity outdoor events to resume later this year at least in certain areas, and projected a show-stuffed 2022 as artists seek to get back on track. Fans, meanwhile, are eager to fill seats, according to President and Chief Executive Michael Rapino.

“Surveys demonstrate the high demand for concerts globally with 95% of fans likely to attend a show when restrictions are lifted,” Mr. Rapino said during a Feb. 25 earnings call, according to transcripts.

For Vivid, that suggests a coming rebound in demand from its roughly 12 million ticket buyers, who purchase tickets through secondary transactions on Vivid’s website.

Michael Rapino, chief executive of Live Nation Entertainment.

Photo: Patrick T. Fallon/Bloomberg News

“We’re particularly well-positioned for that recovery,” Mr. Boehly said.

As vaccines began to be administered around the U.S. earlier this year, Greenwich, Conn.-based Eldridge began looking at Vivid as an acquisition candidate, Mr. Boehly said. Eldridge has interests in media, sports and entertainment businesses, while Mr. Boehly is a co-owner of Major League Baseball’s Los Angeles Dodgers.

Vivid serves as a kind of bridge between markets where Eldridge operates, Mr. Boehly said. “It fits very well.”

Vivid also impressed its would-be buyer by remaining cash-flow positive last year despite taking a beating from pandemic-related lockdowns that wiped out revenue from live entertainment and sports events.

For Vivid, the damage showed up in gross order volume, which plunged 85% to about $347 million last year from around $2.3 billion in 2019, according to Chief Executive Stan Chia. Even so, he said, the company kept its monthly loss rate to about $2 million before interest, taxes, depreciation and amortization.

Vivid Seats is selling tickets for Bad Bunny shows a year from now, a reflection of the industry’s expectations for the return of live events.

Photo: Kevin Winter/Getty Images

To Mr. Boehly, Vivid showed last year that it was set up to meet the challenges posed by the pandemic in part because it was able to reduce its expenses so it could continue generating cash despite low sales volume. Vivid entered the period that began in March 2020 with a sizable cash balance and managed to raise additional first-lien debt to help it weather the storm, according to a spokeswoman.

While many shows and events were canceled or postponed last year, Vivid saw relatively little demand for refunds, paying out roughly $75 million, Mr. Chia said. Many ticket holders opted either to retain their seats for rescheduled times or to accept a credit from Vivid that includes a 10% premium toward future ticket purchases, he added.

As the rate of vaccinations in the U.S. rises, Mr. Chia pointed to signs of recovery, such as all pro baseball teams opening their stadiums to limited numbers of fans as the season began. In states such as Texas, where pandemic-related restrictions were lifted in March, smaller concert halls and clubs have rapidly filled, he said.

For Vista and GTCR, the deal would apparently provide at least a modest return. Mr. Chia said Vivid was valued at roughly $1.6 billion to $1.7 billion when GTCR backed it in 2017, not long after Vista invested.

IMPORTANT LEGAL INFORMATION

Additional Information about the Business Combination and Where to Find It

In connection with the proposed business combination, Horizon Acquisition Corporation (“Horizon”) and Vivid Seats, which will be the going-forward public company, intend to file a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include a proxy statement/prospectus, and certain other related documents, to be used at the meeting of stockholders to approve the proposed business combination. INVESTORS AND SECURITY HOLDERS OF HORIZON ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS THERETO AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT VIVID SEATS, HORIZON AND THE BUSINESS COMBINATION. The proxy statement/prospectus will be mailed to shareholders of Horizon Acquisition Corporation as of a record date to be established for voting on the proposed business combination. Investors and security holders will also be able to obtain copies of the Registration Statement and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC's web site at www.sec.gov,or by directing a request to Horizon Acquisition Corporation, 600 Steamboat Road, Suite 200, Greenwich, CT 06830.

Participants in Solicitation

Horizon and its directors and executive officers may be deemed participants in the solicitation of proxies from Horizon’s members with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in Horizon is contained in Horizon’s filings with the SEC, including Horizon’s annual Report on Form 10-K for the fiscal year ended December 31, 2020 (the “Annual Report”), which was filed with the SEC on March 31, 2021, and is available free of charge at the SEC's web site at www.sec.gov, or by directing a request to Horizon Acquisition Corporation, 600 Steamboat Road, Suite 200, Greenwich, CT 06830. Additional information regarding the interests of such participants will be set forth in the Registration Statement for the proposed business combination when available. Vivid Seats and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Horizon in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the Registration Statement for the proposed business combination when available.

No Offer or Solicitation

This document does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This document also does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

Certain statements made in this document are "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 with respect to the transaction between Vivid Seats and including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Vivid Seats and the markets in which it operates, and Vivid Seats’ projected future results. These forward-looking statements generally are identified by the words "estimates," "projected," "expects," "anticipates," "forecasts," "plans," "intends," "believes," "seeks," “targets”, "may," "will," "should," “would,” “will be,” “will continue,” “will likely result,” "future," "propose," “strategy,” “opportunity” and variations of these words or similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or are not statements of historical matters are intended to identify forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, guarantees, assurances, predictions or definitive statements of fact or probability regarding future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Vivid Seats’ or Horizon’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include the inability to complete the business combination in a timely manner or at all (including due to the failure to receive required shareholder approvals, or the failure of other closing conditions such as the satisfaction of the minimum trust account amount following redemptions by Horizon’s public stockholders and the receipt of certain governmental and regulatory approvals), which may adversely affect the price of Horizon’s securities; the inability of the business combination to be completed by Horizon’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Horizon; the occurrence of any event, change or other circumstance that could give rise to the termination of the transaction; the inability to recognize the anticipated benefits of the proposed business combination; the inability to obtain or maintain the listing of Vivid Seats’ shares on a national exchange following the proposed business combination; costs related to the proposed business combination; the risk that the proposed business combination disrupts current plans and operations, business relationships or business generally as a result of the announcement and consummation of the proposed business combination; Vivid Seats’ ability to manage growth; Vivid Seats’ ability to execute its business plan and meet its projections; potential disruption in Vivid Seats’ employee retention as a result of the transaction; potential litigation, governmental or regulatory proceedings, investigations or inquiries involving Vivid Seats or Horizon, including in relation to the transaction; changes in applicable laws or regulations and general economic and market conditions impacting demand for Vivid Seats or Horizon products and services, and in particular economic and market conditions in the live events industry in the markets in which Vivid Seats operates; and other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in Horizon’s other filings with the SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Vivid Seats and Horizon assume no obligation and do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Neither Vivid Seats nor Horizon gives any assurance that either Vivid Seats or Horizon will achieve its expectations.